Mail Stop 6010   November 5, 2008

Mr. Andrew Guggenhime
Senior Vice President and Chief Financial Officer
Facet Biotech Corporation
1400 Seaport Boulevard
Redwood City, California 94063

Re: Facet Biotech Corporation (formerly Biotech Spinco, Inc.)
**   Amendment no. 2 to Form 10-12B filed October 27, 2008**
**   File No. 1-34154**

 Dear Mr. Guggenhime:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

Exhibit 99.1 – Information Statement

   Reasons for the Spin-Off, page 34

   1. We note your response to comment 10 pertaining to "potential tax benefits."
       Please consider expanding the discussion to indicate, as you did in your response,
       that you are referring to potential benefits for PDL's royalty business.

Mr. Andrew Guggenhime
Facet Biotech Corporation
November 5, 2008

<u>Strategic Collaborations and Licensing Agreements, pages 51-53</u>

2. We note your response to comment 12. Please expand the discussion to clarify whether, with respect to each agreement for which consent of the other party is needed for PDL to assign the agreements to you, such consent must and will be obtained prior to the distribution.

3. We note your response to comment 13. Please revise the discussion to include the duration of the Biogen and BMS agreements.

4. We note your statement with respect to the remaining agreements discussed in this section that "although these agreements are not material at this time, they demonstrate our history of successful development of programs that are of interest to others in the industry and our ability to out-license programs that could be successful but are determined not to be a strategic fit for us." We disagree with this analysis. The absence of significant revenues from these programs may also tend to suggest that these programs are not successful and are of little interest to others in the industry. As previously requested, if you elect to retain the discussion of these agreements, this section should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms. The inclusion of this information may enable investors to independently assess the significance of the agreements.

*   *   *

<u>General</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Andrew Guggenhime
Facet Biotech Corporation
November 5, 2008

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Howard Clowes, Esq.
    DLA Piper US LLP
    153 Townsend Street, Suite 800
    San Francisco, California 94107-1957